Exhibit 99.1
NRP (GP) LP
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Partners of NRP (GP) LP
     We have audited the accompanying consolidated balance sheets of NRP (GP) LP as of December 31, 2008 and 2007. These balance sheets are the responsibility of NRP (GP) LP’s management. Our responsibility is to express an opinion on these balance sheets based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion.
     In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of NRP (GP) LP at December 31, 2008 and 2007 in conformity with U.S. generally accepted accounting principles.
ERNST & YOUNG LLP
Houston, Texas
February 27, 2009

NRP (GP) LP
CONSOLIDATED BALANCE SHEETS
(In thousands)
ASSETS

	December 31,	December 31,
	2008	2007
Current assets:
Cash and cash equivalents	$93,759	$61,542
Restricted cash	—	6,240
Accounts receivable	31,884	27,644
Accounts receivable – affiliate	1,351	1,005
Other	934	1,009

Total current assets	127,928	97,440
Land	24,343	24,343
Plant and equipment, net	67,204	61,441
Coal and other mineral rights, net	979,692	1,030,088
Intangible assets	102,828	106,222
Loan financing costs, net	2,679	3,098
Other assets	498	601

Total assets	$1,305,172	$1,323,233

LIABILITIES AND PARTNERS’ CAPITAL

Current liabilities:
Accounts payable and accrued liabilities	$861	$2,606
Accounts payable – affiliate	365	104
Current portion of long-term debt	17,235	17,234
Accrued incentive plan expenses – current portion	4,973	5,223
Property, franchise and other taxes payable	6,122	6,415
Accrued interest	6,419	6,276

Total current liabilities	35,975	37,858
Deferred revenue	40,754	36,286
Accrued incentive plan expenses	4,242	6,469
Long-term debt	478,822	496,057
Minority interest	728,841	731,113
Partners’ capital:
Limited partners’ interest	17,185	16,148
General partner’s interest	1	1
Accumulated other comprehensive loss	(648)	(699)

Total partners’ capital	16,538	15,450

Total liabilities and partners’ capital	$1,305,172	$1,323,233

The accompanying notes are an integral part of these financial statements.

NRP (GP) LP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Basis of Presentation and Organization
     NRP (GP) LP is a Delaware limited partnership formed in April 2002 to be the general partner of Natural Resource Partners L.P. (“NRP”). Because the financial statements of NRP (GP) LP and NRP are consolidated, the two entities are collectively referred to in these financial statements as the “Partnership”.
     The Partnership engages principally in the business of owning and managing coal properties in the three major coal-producing regions of the United States: Appalachia, the Illinois Basin and the Western United States. As of December 31, 2008, the Partnership controlled approximately 2.1 billion tons of proven and probable coal reserves in eleven states. The Partnership does not operate any mines. The Partnership leases coal reserves, through its wholly owned subsidiary, NRP (Operating) LLC, to experienced mine operators under long-term leases that grant the operators the right to mine the Partnership’s coal reserves in exchange for royalty payments. The Partnership’s lessees are generally required to make payments to the Partnership based on the higher of a percentage of the gross sales price or a fixed price per ton of coal sold, in addition to a minimum payment.
2. Summary of Significant Accounting Policies
Principles of Consolidation
     The financial statements include the accounts of Natural Resource Partners L.P. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.
Reclassification
     Certain reclassifications have been made to the prior year’s financial statements to conform to current year classifications. Accumulated retirement obligation has been moved to accounts payable for both years.
Business Combinations
     For purchase acquisitions accounted for as a business combination, the Partnership is required to record the assets acquired, including identified intangible assets and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. For additional discussion concerning our valuation of intangible assets, see Note 7, “Intangible Assets.”
Fair Value Measurements
     In September 2006, FASB released FAS 157, “Fair Value Measurements” (“FAS 157”) which is effective for the year ending December 31, 2008 for the Partnership. FASB 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. In November 2007, FASB agreed to a one-year deferral associated with the effective date for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis. The Partnership is currently assessing the deferred portion of the pronouncement. As of January 1, 2008, the Partnership adopted FAS 157 for the fair value measurement of recurring items.
     FAS 157 describes three levels of inputs that may be used to measure fair value:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
     The Partnership’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amount of the Partnership’s financial instruments included in accounts receivable and accounts payable approximates their fair value due to their short-term nature. The Partnership’s cash and cash equivalents include money market accounts and are considered a Level 1 measurement. The fair market value of the Partnership’s long-term debt was estimated to be $385.5 million and $444.2 million at December 31, 2008 and 2007, respectively, for the senior notes. The fair value is estimated by management using comparable term risk-free treasury issues with a market rate component determined by current financial instruments with similar characteristics which is a Level 3 measurement. Since the Partnership’s credit facility has variable rate debt, its fair value approximates its carrying amount. The Partnership had $48.0 million in outstanding debt under the credit facility at December 31, 2008.
Use of Estimates
     Preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash Equivalents and Restricted Cash
     The Partnership considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. Restricted cash includes deposits to secure performance under contracts acquired as part of the Cline acquisition. Earnings on the restricted cash are available to the Partnership. The contracts were settled in November 2008 and the restricted funds were released.
Accounts Receivable
     Accounts receivable are recorded on the basis of tons of minerals sold by the Partnership’s lessees in the ordinary course of business, and do not bear interest. Receivables are recorded net of the allowance for doubtful accounts in the accompanying consolidated balance sheets. The Partnership evaluates the collectability of its accounts receivable based on a combination of factors. The Partnership regularly analyzes its lessees’ accounts and when it becomes aware of a specific customer’s inability to meet its financial obligations to the Partnership, such as in the case of bankruptcy filings or deterioration in the lessee’s operating results or financial position, the Partnership records a specific reserve for bad debt to reduce the related receivable to the amount it reasonably believes is collectible. Accounts are charged off when collection efforts are complete and future recovery is doubtful. If circumstances related to specific lessees change, the Partnership’s estimates of the recoverability of receivables could be further adjusted.
Land, Coal and Mineral Rights
     Land, coal and other mineral rights owned and leased are recorded at cost. Coal and other mineral rights are depleted on a unit-of-production basis by lease, based upon coal mined in relation to the net cost of the mineral properties and estimated proven and probable tonnage therein, or over the amortization period of the contractual rights.

Plant and Equipment
     Plant and equipment consists of coal preparation plants, related coal handling facilities, and other coal processing and transportation infrastructure. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the capital expenditure caption in the Consolidated Statements of Cash Flows. These assets are recorded at cost and are being depreciated on a straight-line basis over their useful lives, which range from five to forty years.
Asset Impairment
     If facts and circumstances suggest that a long-lived asset or an intangible asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.
Concentration of Credit Risk
     Substantially all of the Partnership’s accounts receivable result from amounts due from third-party companies in the coal industry. This concentration of customers may impact the Partnership’s overall credit risk, either positively or negatively, in that these entities may be affected by changes in economic or other conditions. Receivables are generally not collateralized.
Deferred Financing Costs
     Deferred financing costs consist of legal and other costs related to the issuance of the Partnership’s revolving credit facility and senior notes. These costs are amortized over the term of the debt.
New Accounting Standard
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value methods. This statement does not require any new fair value measurements. Instead, it provides for increased consistency and comparability in fair value measurements and for expanded disclosure surrounding the fair value measurements whenever other standards require (or permit) the measurement of assets or liabilities at fair value. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Accordingly, the Partnership adopted SFAS No. 157 in the first quarter of 2008. The adoption of this statement did not have a material impact on the Partnership’s financial position, results of operations or cash flows. In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS No. 157 for one year for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).
     In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Partnership did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008, the effective date of the standard.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”. The statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for financial statements issued for fiscal years beginning after December 15,

2008. Accordingly, any business combinations the Partnership completes in 2009 will be recorded and disclosed following the new standard. The Partnership expects SFAS No. 141R would have an impact on its consolidated financial statements if it completes a business combination, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions the Partnership consummates after the effective date.
     In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements,” which provides guidance for accounting and reporting of non-controlling (minority) interests in consolidated financial statements. The statement is effective for fiscal years and interim periods within fiscal years beginning on or after December 15, 2008.  At the current time, the Partnership does not hold minority interests in subsidiaries, therefore it is expected that SFAS No. 160 will have no impact on its financial condition or results of operations.
3. Acquisitions and Business Combinations
     During the years ended December 31, 2008 and 2007, the Partnership acquired coal properties, processing and transportation facilities. The Partnership purchased these assets utilizing cash, its credit facility and the issuance of senior notes. In addition, the Partnership completed three acquisitions in 2007 that included the issuance of 14.2 million partnership units. Two of the three acquisitions consisting of the issuance of partnership units were accounted for as business combinations. The Cline transaction included the acquisition of four entities, none of which had conducted operations or generated material amounts of revenue or operating cost prior to acquisition. Total net operating losses of the four entities from startup through December 31, 2006 were $0.3 million. In the Dingess-Rum transaction, the Partnership acquired a group of assets from an entity that was formed for purposes of the transaction. That entity did not operate the assets acquired. Therefore, unaudited pro forma information of prior periods is not presented as it would not differ materially from the historic operations of the Partnership. The third acquisition, consisting of partnership units and cash, was an asset purchase of coal reserves from Western Pocahontas Properties Limited Partnership, an affiliate of the general partner.
     The following table summarizes the aggregate estimated fair values of the assets acquired and liabilities assumed for each of the transactions accounted for as a business combination in 2007:

	Dingess-Rum	Cline
	(In thousands)
Land, plant and equipment	$7,935	$17,783
Coal and other mineral rights	105,573	98,866
Other assets	—	72
Intangible assets	—	107,557

Equity consideration	113,396	216,668
Assets contributed by General Partner	—	4,422
Transaction costs and liabilities assumed	112	3,188
4. Allowance for Doubtful Accounts
     Activity in the allowance for doubtful accounts for the years ended December 31, 2008 and 2007 was as follows:

	2008	2007
	(In thousands)
Balance, January 1	$1,272	$906
Provision charged to operations:
Additions to the reserve	366	871
Collection of previously reserved accounts	(1,037)	(505)

Total charged (credited) to operations	(671)	366
Non-recoverable balances written off	(235)	—

Balance, December 31	$366	$1,272

5. Plant and Equipment
     The Partnership’s plant and equipment consist of the following:

	December 31,	December 31,
	2008	2007
	(In thousands)
Plant construction in process	$8,524	$11,238
Plant and equipment at cost	68,197	54,758
Less accumulated depreciation	(9,517)	(4,555)

Net book value	$67,204	$61,441

6. Coal and Other Mineral Rights
     The Partnership’s coal and other mineral rights consist of the following:

	December 31,	December 31,
	2008	2007
	(In thousands)
Coal and other mineral rights	$1,253,314	$1,247,814
Less accumulated depletion and amortization	(273,622)	(217,726)

Net book value	$979,692	$1,030,088

7. Intangible Assets
     In January 2007, the Partnership completed a business combination in which certain intangible assets were identified related to the royalty and lease rates of contracts acquired when compared to the estimate of current market rates for similar contracts. The estimated fair value of the above-market rate contracts was determined based on the present value of future cash flow projections related to the underlying coal reserves and transportation infrastructure acquired. Amounts recorded as intangible assets along with the balances and accumulated amortization at December 31, 2008 are reflected in the table below.

	As of December 31, 2008
	Gross
	Carrying	Accumulated
	Amount	Amortization
	(In thousands)
Finite-lived intangible assets
Above market transportation contracts	$82,276	$3,683
Above market coal leases	25,281	1,046

	$107,557	$4,729

8. Long-Term Debt
     Long-term debt consists of the following:

	December 31,	December 31,
	2008	2007
	(In thousands)
$300 million floating rate revolving credit facility, due March 2012	$48,000	$48,000
5.55% senior notes, with semi-annual interest payments in June and December, maturing June 2013	35,000	35,000
4.91% senior notes, with semi-annual interest payments in June and December, with annual principal payments in June, maturing in June 2018	49,750	55,800
5.05% senior notes, with semi-annual interest payments in January and July, with scheduled principal payments beginning July 2008, maturing in July 2020	92,308	100,000
5.31% utility local improvement obligation, with annual principal and interest payments, maturing in March 2021	2,499	2,691
5.55% senior notes, with semi-annual interest payments in June and December, with annual principal payments in June, maturing in June 2023	43,500	46,800
5.82% senior notes, with semi-annual interest payments in March and September, with scheduled principal payments beginning March 2010, maturing in March 2024	225,000	225,000

Total debt	496,057	513,291
Less — current portion of long term debt	(17,235)	(17,234)

Long-term debt	$478,822	$496,057

     Principal payments due in:

2009	$17,235
2010	32,234
2011	31,517
2012	78,801
2013	30,200
Thereafter	306,070

$496,057

     On March 28, 2007, the Partnership completed an amendment and extension of its $300 million revolving credit facility. The amendment extends the term of the credit facility by two years to 2012 and lowers borrowing costs and commitment fees. The amendment also includes an option to increase the credit facility at least twice a year up to a maximum of $450 million under the same terms, as well as an annual option to extend the term by one year. However, under the current market conditions, the Partnership cannot be certain that its lenders will elect to participate in the accordion feature. To the extent the lenders decline to participate, the Partnership may elect to bring new lenders into the facility, but it cannot make any assurance that the excess credit capacity will be available to the Partnership or will be available under existing terms.
     The Partnership also issued $225 million in 5.82% senior notes on March 28, 2007. The Partnership used the proceeds to pay down its credit facility.
     At both December 31, 2008 and 2007, the Partnership had $48.0 million outstanding on its revolving credit facility. The weighted average interest rate at December 31, 2008 and 2007 was 5.14% and 6.06%, respectively. The Partnership incurs a commitment fee on the undrawn portion of the revolving credit facility at rates ranging from 0.10% to 0.30% per annum. Interest capitalized as part of the construction cost of Plant and Equipment was $0.2 million in 2008.
     The Partnership was in compliance with all terms under its long-term debt as of December 31, 2008.

     The credit agreement contains covenants requiring us to maintain:
•	a ratio of consolidated indebtedness to consolidated EBITDDA (as defined in the credit agreement) of 3.75 to 1.0 for the four most recent quarters; provided however, if during one of those quarters we have made an acquisition, then the ratio shall not exceed 4.0 to 1.0 for the quarter in which the acquisition occurred and (1) if the acquisition is in the first half of the quarter, the next two quarters or (2) if the acquisition is in the second half of the quarter, the next three quarters; and

•	a ratio of consolidated EBITDDA to consolidated fixed charges (consisting of consolidated interest expense and consolidated lease operating expense) of 4.0 to 1.0 for the four most recent quarters.
9. Related Party Transactions
Reimbursements to NRP (GP) LP
     NRP (GP) LP does not receive any management fee or other compensation for its management of NRP. However, in accordance with NRP’s partnership agreement, NRP (GP) LP and its affiliates are reimbursed for expenses incurred on NRP’s behalf. All direct general and administrative expenses are charged to NRP as incurred. The Partnership also reimburses indirect general and administrative costs, including certain legal, accounting, treasury, information technology, insurance, administration of employee benefits and other corporate services incurred by NRP (GP) LP and its affiliates. At December 31, 2008 and 2007, the Partnership also had accounts payable to affiliates of $0.4 million and $0.1 million, respectively.
     Transactions with Cline Affiliates
     Williamson Energy, LLC, a company controlled by Chris Cline, leases coal reserves from the Partnership, and the Partnership provides transportation services to Williamson for a fee. Mr. Cline, through another affiliate, Adena Minerals, LLC, owns a 22% interest in our general partner, as well as 8,910,072 common units. In addition to the units owned by Adena Minerals, Mr. Cline owns 40,000 units directly. At December 31, 2008, the Partnership had accounts receivable totaling $1.9 million from Williamson. In addition, the Partnership also received $2.1 million in minimum royalty payments that have not been recouped and are included as deferred revenue on the balance sheet.
     Gatling, LLC, a company also controlled by Chris Cline, leases coal reserves from the Partnership and the Partnership provides transportation services to Gatling for a fee. At December 31, 2008, the Partnership had accounts receivable totaling $0.4 million from Gatling. In addition, the Partnership also received $7.7 million in minimum royalty payments that have not been recouped and are included as deferred revenue on the balance sheet.
Quintana Capital Group GP, Ltd.
     Corbin J. Robertson, Jr. is a principal in Quintana Capital Group GP, Ltd., which controls several private equity funds focused on investments in the energy business. In connection with the formation of Quintana Capital, the Partnership adopted a formal conflicts policy that establishes the opportunities that will be pursued by the Partnership and those that will be pursued by Quintana Capital. The governance documents of Quintana Capital’s affiliated investment funds reflect the guidelines set forth in NRP’s conflicts policy
     In February 2007, a fund controlled by Quintana Capital acquired a significant membership interest in Taggart Global USA, LLC, including the right to nominate two members of Taggart’s 5-person board of directors. The Partnership currently has a memorandum of understanding with Taggart Global pursuant to which the two companies have agreed to jointly pursue the development of coal handling and preparation plants. The Partnership will own and lease the plants to Taggart Global, which will design, build and operate the plants. The lease payments are based on the sales price for the coal that is processed through the facilities. To date, the Partnership has acquired four facilities under this agreement with Taggart, and for the years ended December 31, 2008 and 2007, the Partnership received total revenue of $5.0 million and $2.7 million, respectively from Taggart. At December 31, 2008 and 2007, the Partnership had accounts receivable totaling $0.4 million from Taggart.
     In June 2007, a fund controlled by Quintana Capital acquired Kopper-Glo, a small coal mining company with operations in Tennessee. Kopper-Glo is a Partnership lessee that paid the Partnership $1.9 million in coal royalties in 2007 and $1.4 million in 2008. At December 31, 2008 and 2007, the Partnership also had accounts receivable of $0.1 million from Kopper-Glo.
Office Building in Huntington, West Virginia
     In 2008, Western Pocahontas Properties completed construction of an office building in Huntington, West Virginia. On January 1, 2009, the Partnership began leasing substantially all of two floors of the building from Western Pocahontas Properties.
10. Commitments and Contingencies
Legal
     The Partnership is involved, from time to time, in various legal proceedings arising in the ordinary course of business. While the ultimate results of these proceedings cannot be predicted with certainty, Partnership management believes these claims will not have a material effect on the Partnership’s financial position, liquidity or operations.
Environmental Compliance
     The operations conducted on the Partnership’s properties by its lessees are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. As owner of surface interests in some properties, the Partnership may be liable for certain environmental conditions occurring at the surface properties. The terms of substantially all of the Partnership’s leases require the lessee to comply with all applicable laws and regulations, including environmental laws and regulations. Lessees post reclamation bonds assuring that reclamation will be completed as required by the relevant permit, and substantially all of the leases require the lessee to indemnify the Partnership against, among other things, environmental liabilities. Some of these indemnifications survive the termination of the lease. The Partnership has neither incurred, nor is aware of, any material environmental charges imposed on it related to its properties as of December 31, 2008. The Partnership is not associated with any environmental contamination that may require remediation costs.
Lease
     On January 1, 2009, the Partnership leased it office facilities in Huntington, WV under a lease that requires annual payments of $530,160 for each year through December 31, 2018.
11. Incentive Plans
     GP Natural Resource Partners LLC adopted the Natural Resource Partners Long-Term Incentive Plan (the “Long-Term Incentive Plan”) for directors of GP Natural Resource Partners LLC and employees of its affiliates who perform services for the Partnership. The compensation committee of GP Natural Resource Partners LLC’s board of directors administers the Long-Term Incentive Plan. Subject to the rules of the exchange upon which the common units are listed at the time, the board of directors and the compensation committee of the board of directors have the right to alter or amend the Long-Term Incentive Plan or any part of the Long-Term Incentive Plan from time to time. Except upon the occurrence of unusual or nonrecurring events, no change in any outstanding grant may be made that would materially reduce the benefit intended to be made available to a participant without the consent of the participant.

     Under the plan a grantee will receive the market value of a common unit in cash upon vesting. Market value is defined as the average closing price over the 20 trading days prior to the vesting date. The compensation committee may make grants under the Long-Term Incentive Plan to employees and directors containing such terms as it determines, including the vesting period. Outstanding grants vest upon a change in control of the Partnership, the general partner, or GP Natural Resource Partners LLC. If a grantee’s employment or membership on the board of directors terminates for any reason, outstanding grants will be automatically forfeited unless and to the extent the compensation committee provides otherwise.
     A summary of activity in the outstanding grants for the year ended December 31, 2008 are as follows:

Outstanding grants at the beginning of the period	507,466
Grants during the period	171,328
Grants vested and paid during the period	(105,230)
Forfeitures during the period	(2,280)

Outstanding grants at the end of the period	571,284

     Grants typically vest at the end of a four-year period and are paid in cash upon vesting. The liability fluctuates with the market value of the Partnership units and because of changes in estimated fair value determined each quarter using the Black-Scholes option valuation model. Risk free interest rates and historical volatility are reset at each calculation based on current rates corresponding to the remaining vesting term for each outstanding grant and ranged from 0.40% to 0.99% and 45.34% to 68.53%, respectively at December 31, 2008. The Partnership’s historical dividend rate of 6.038% was used in the calculation at December 31, 2008. The Partnership accrued expenses related to its plans to be reimbursed to its general partner of $6.1 million and $4.3 million for the years ended December 31, 2007 and 2006, respectively. During 2008, the Partnership reversed accruals of approximately $0.3 million due to the decrease in unit price from December 31, 2007 to December 31, 2008. Included in the first quarter of 2006, was $661,000 related to the cumulative effect of the change in accounting method for the adoption of FAS 123R. In connection with the Long-Term Incentive Plans, cash payments of $3.2 million, $5.8 million and $0.8 million were paid during each of the years ended December 31, 2008, 2007, and 2006, respectively. The grant date fair value was $32.66, $34.64 and $31.06 per unit for awards in 2008, 2007 and 2006, respectively and the unaccrued cost associated with the unvested outstanding grants at December 31, 2008 was $4.9 million.
     In connection with the phantom unit awards granted in February 2008, the CNG Committee also granted tandem Distribution Equivalent Rights, or DERs, which entitle the holders to receive distributions equal to the distributions paid on the Partnership’s common units. The DERs have a four-year vesting period, and the Partnership will accrue the cost of the distributions over that period.
12. Subsequent Events (Unaudited)
Acquisitions
     On January 27, 2009, the Partnership acquired coal reserves and assets for $143.7 million from Macoupin Energy, LLC, an affiliate of the Cline Group. Following the Macoupin acquisition in January 2009, the Partnership had $169 million in available capacity under the credit facility, and has committed to fund another $60 million as certain performance milestones are met in connection with the development of the Shay No.1 mine in Illinois.
Distributions
     On February 13, 2009, the Partnership paid a quarterly distribution of $0.535 per unit to all holders of common units.